Exhibit 3.8

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF DESIGNATIONS, NUMBER, VOTING POWER, PREFERENCES AND RIGHTS

OF SERIES B CONVERTIBLE PREFERRED STOCK

OF

HEART TEST LABORATORIES, INC.

Pursuant to Section 21.155 and Section 21.156 of the Texas Business Organizations Code (the “TBOC”), Heart Test Laboratories, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the laws of the State of Texas, does hereby certify:

1.	The name of the Corporation is Heart Test Laboratories, Inc. The file number issued to the Corporation by the Secretary of State of the State of Texas is 800859060.

2.

The Corporation’s Certificate of Designations, Number, Voting Power, Preferences and Rights of Series B Convertible Preferred Stock was filed with Secretary of State of the State of Texas on July 8, 2015, and amended and restated by that certain Amended and Restated Certificate of Designations, Number, Voting Power, Preferences and Rights of Series B Convertible Preferred Stock filed with the Secretary of State of the State of Texas on August 11, 2015 (as amended and restated, the “Series B Certificate of Designations”).

3.

That, pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board”) by Article 4 of the Amended and Restated Certificate of Formation of the Corporation, as amended (the “Certificate of Formation”), and pursuant to the rights granted to the holders of the Corporation’s Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”), pursuant to the Series B Certificate of Designations, the (i) Board and (ii) the holders of two-thirds of the outstanding shares of Series B Preferred Stock, in each case acting by written consent, duly approved and adopted the following:

WHEREAS, pursuant to the authority expressly granted to and vested in the Board by the provisions of Article 4 of the Certificate of Formation of the Corporation, the Board created a series of preferred stock, par value $0.001 per share, of the Corporation, and the Board fixed the designations, powers, preferences and relative participating, optional or other special rights, and the qualifications, limitations or restrictions thereon, of the shares of such series, in addition to those set forth in the Certificate of Formation, as set forth in that certain Certificate of Designations, Number, Voting Power, Preferences and Rights of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) filed with Secretary of State of the State of Texas on July 8, 2015, and amended and restated by that certain Amended and Restated Certificate of Designations, Number, Voting Power, Preferences and Rights of Series B Convertible Preferred Stock filed with the Secretary of State of the State of Texas on August 11, 2015 (as amended and restated, the “Series B Certificate of Designations”);

WHEREAS, the Board and the holders of Series B Preferred Stock determined that it is advisable and in the best interests of the Corporation to amend the Series B Certificate of Designations; now, therefore, be it

RESOLVED: That the Series B Certificate of Designations is hereby amended as follows:

A. To amend the definition of “Value” to read, in its entirety as follows:

“Value” means the per share value of the Common Stock; it being agreed and understood that if: (i) the Common Stock is publicly-traded, “Value” shall be the value determined by using a 30-day weighted average closing prices of the Common Stock; (ii) the Common Stock is not publicly-traded, “Value” shall be the value determined in good faith by the Board, which determination may, but is not required to, include a third-party valuation; (iii) in the event of a Sales Transaction, “Value” shall be the value determined by reference to that Sales Transaction; or (iv) in the event of an initial public offering of the Common Stock, “Value” shall be the price per share of the Common Stock as sold in such initial public offering, or if units or multiple types of securities are sold in such initial public offering, the amount allocated to each share of Common Stock in such initial public offering, as determined by the Board.

B. To add a new subsection (h) to Section 5 of the Series B Certificate of Designations which shall read, in its entirety, as follows:

(h) If the Corporation (i) pays a stock dividend on one or more classes of its then outstanding shares of Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of Common Stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of Common Stock into a smaller number of shares, then in each such case the number of shares of Common Stock to be received upon a conversion of the Series B Preferred Stock shall be appropriately adjusted to reflect such event. Shares referenced in clause (ii) of the definition of “Conversion Share Base” shall not be counted more than once even if any shares are covered by multiple sub-clauses therein. Any adjustment made pursuant to clause (i) of this subsection (h) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this subsection (h) shall become effective immediately after the effective date of such subdivision or combination.

C. To add a new Subsection (i) to Section 5 of the Series B Certificate of Designations which shall read, in its entirety, as follows:

(i) Notwithstanding anything in this Certificate of Designations to the contrary (including Section (5)(d)), upon the completion of an IPO (as defined below) by the Corporation, each share of Series B Preferred Stock will automatically be converted into shares of Common Stock immediately upon the completion of an IPO, at which time all shares of Series B Preferred Stock shall be deemed converted and canceled. The conversion process (including the notice process) shall be effected in substantially the same manner as an Automatic Conversion Event, except that the shares of Common Stock may be uncertificated and instead represented in substantially the same manner as the shares issued in the IPO. An “IPO” means a sale of shares of Common Stock to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended.

4.

That this Certificate of Amendment to the Series B Certificate of Designations has been made and approved in the manner required by the TBOC and the governing documents of the Corporation pursuant to resolutions adopted on June 2, 2022.

5.	That this Certificate of Amendment to the Series B Certificate of Designations shall be effective upon filing with the Secretary of State of the State of Texas.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by the undersigned as of this 2nd day of June, 2022.

By:
Name: Andrew Simpson
Title: Chairman of the Board, President and Chief Executive Officer

[Signature Page to Certificate of Amendment to the Series B Certificate of Designations]